Exhibit 99.1

Robin Energy Announces Pricing of $7.5 Million Public Offering of Common Stock

Limassol, Cyprus, September 11, 2025 - Robin Energy Ltd. (NASDAQ:RBNE) ("Robin Energy" or the "Company"), an international ship-owning company providing energy transportation services globally, today announced the pricing of an underwritten public offering of 5,769,230 shares of its common stock at a public offering price of $1.30 per share (the “Offering”). The gross proceeds from the Offering to Robin Energy are expected to be approximately $7.5 million, before deducting underwriting discounts, commissions, and other Offering expenses. The Offering is expected to close on or about September 12, 2025, subject to customary closing conditions. In addition, Robin Energy has granted the underwriters a 45-day option to purchase up to 865,385 additional shares of common stock at the public Offering price, less the underwriting discounts and commissions.

Maxim Group LLC is acting as sole book-running manager for the Offering.

Robin Energy intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-286726), previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025 and subsequently declared effective by the SEC on April 28, 2025. The Offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. A final prospectus supplement and accompanying prospectus will be filed with the SEC. Copies of the final prospectus supplement and accompanying prospectus may also be obtained, when available, by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Robin owns one Handysize tanker vessel and one LPG carrier that carry petrochemical gases and refined petroleum products worldwide.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the timing and completion of the public offering and the intended use of the proceeds. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the  final terms of the proposed public offering and satisfaction of customary closing conditions related to the public offering, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com